EXHIBIT 99.1

Sono Motors Cooperates With Logistics Provider Rhenus to Optimize Solar Technology

  Rhenus Group Test Vehicle Equipped With Sono Solar Metrology
  Extensive Data Collection for Further Optimization of the Tested Solar Solution
  Rhenus Van in Use in Berlin, Brandenburg and Mecklenburg-Vorpommern

BERLIN and MUNICH, Germany, June 15, 2022 (GLOBE NEWSWIRE) -- Sono Motors, the company that aims to revolutionize the future of solar-powered transportation, is working with the Rhenus Group, one of the world’s leading logistics service providers with annual sales of €7.0 billion, on the use of smart solar technology in last-mile logistics. The aim of the cooperation is to collect extensive solar data in real-world operation on the road to further optimize the potential of Sono Motors’ innovative solar technology for use on vans. A first Rhenus Group test vehicle was equipped with irradiance sensors for this purpose and will be on the road for the next 12 months in Berlin, Brandenburg and Mecklenburg-Vorpommern.

The flexible solar modules developed for integration into vehicle surfaces, in combination with the innovative Sono power electronics also enable use in low or indirect sunlight, as is often the case when driving in urban areas. A fully integrated solar system for a van, for example, has the potential to achieve an output of up to 8.8 kilowatt peak (kWp) with an area of just under 54 sqm. In principle, the use of Sono Solar Technology offers customers from both the transport and logistics sectors the possibility to save greenhouse gas emissions and fuel, as well as increased independence from charging infrastructure and a reduction in downtime. Other potential benefits include extending vehicle battery life, as well as reducing maintenance costs.

“The project with the Rhenus Group provides us with important data to further optimize our patented technology. Our solar technology has the potential to make an important contribution to reducing emissions and increasing range in end customer delivery,” says Jona Christians, CEO and co-founder of Sono Motors.

“Innovative technologies such as solar-powered electric vans and trucks could contribute a great deal to the energy transition in the future, as no additional land needs to be sealed for this type of ecological power generation,” explains Jonas von Frieling, Head of Innovation Hub for the Rhenus Home Delivery and Rhenus High Tech. “If there is a widespread switch in transport to electric drives, supply must grow accordingly. Solar cells on vehicles could relieve the grid in the process and offer respite for fleet managers by easing the burden on charging infrastructure. We are leading the way with our test project.”

For comprehensive solar data collection, Sono Motors has equipped the Rhenus 15-tonne truck with 4 light irradiance sensors on the sides and roof. These will immediately record the solar radiation intensity in a long-term test under real conditions. A data logger connected to the data center at Sono Motors via an LTE connection transmits the data. At Sono Motors, all measurement data is linked to concrete results and analyzed and transmitted to Rhenus.

Thanks to the versatility of its solar technology, Sono Motors has already signed more than17 partner agreements with companies such as MAN, easymile and Münchner Verkehrsgesellschaft (MVG). The first vehicles have already been delivered for some customers and partners, such as a solar bus trailer for the Munich transport company (MVG) and a light electric vehicle prototype for ARI Motors.

ABOUT SONO MOTORS

Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Its disruptive solar technology has been developed to enable seamless integration into all types of vehicles to reduce the impact of CO2 emissions and pave the way for climate-friendly mobility.

Sono Motors is developing the world’s first solar electric vehicle (SEV) for the masses, the Sion. Empowered by a strong community, Sono Motors has amassed more than 18,000 reservations with advance payments for the Sion. These vehicles will be produced through contract manufacturing.

Sono Motors' proprietary solar technology has been engineered to enable integration and licensing for a wide range of vehicle architectures that go far beyond the Sion, such as buses, trailers, trucks, camper vans, trains, and boats.

ABOUT RHENUS

The Rhenus Group is one of the leading logistics specialists with global business operations and annual turnover amounting to EUR 7.0 billion. 37,500 employees work at 970 business sites and develop innovative solutions along the complete supply chain. Whether providing transport, warehousing, customs clearance or value-added services, the family-owned business pools its operations in various business units where the needs of customers are the major focus at all times.

PRESS CONTACT

Christian Scheckenbach | Mobile: +49(0)17618050132
E-Mail: press@sonomotors.com | Website: www.sonomotors.com/press

additiv pr GmbH & Co. KG | Phone : +49 2602 95099-14
E-Mail: rhenus@additiv-pr.de | Website: www.additiv-pr.de

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. The words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

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